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                                 Schedule 13D
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)


                             LAWTER INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   520786 10 4
                                 (CUSIP Number)


                                Paul W. Hartzel

                                Bell, Boyd & Lloyd
                        70 West Madison Street, Suite 3300
                         Chicago, IL 60602  (312) 372-1121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               July 22, 1997
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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SCHEDULE 13D
CUSIP No. 520786 10 4


1     NAME OF REPORTING PERSON:  James D. Terra
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           a ( )     b (X)
3     SEC USE ONLY
4     SOURCE OF FUNDS:  Not applicable
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e):     ( )     None
6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7     SOLE VOTING POWER:                                             13,286,267
8     SHARED VOTING POWER:                                                    0
9     SOLE DISPOSITIVE POWER:                                        13,286,267
10    SHARED DISPOSITIVE POWER:                                               0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  13,286,267
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  (X)
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  29.2%
14    TYPE OF REPORTING PERSON:  IN


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          This Amendment No. 7 relates to the Schedule 13D filed by James D.
Terra on January 19, 1987, as previously amended (the "Schedule 13D"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13D. The Schedule 13D is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

          Mr. Terra became a beneficial owner of 11,943,130 shares of the Common Stock (the "Estate Shares") when he was named executor of the Estate of Daniel J. Terra (the "Estate"), Mr. Terra's father, on July 8, 1996. At that time, Mr. Terra also owned 2,249,237 shares of Common Stock for his own account. Mr. Terra subsequently sold 466,100 Estate Shares on behalf of the Estate and 466,100 shares of Common Stock on his own behalf. As of August 7, 1997, the Estate owned 11,503,130 shares of Common Stock, and Mr. Terra owned 1,783,137 shares of Common Stock for his own account.




          This Amendment No. 7 relates to Mr. Terra's execution on his and the Estate's behalf of a letter agreement, dated July 22, 1997 (the "Agreement") between Mr. Terra and the Estate and SBC Warburg Inc. ("Warburg"). Pursuant to the Agreement, Warburg will act as the exclusive financial advisor to the Estate and Mr. Terra with respect to the possible sale of all or a portion of their shares of Common Stock ("the Shares") whether to the Company or to one or more third parties and whether by means of a private sale, public offer or distribution as defined under the Securities Act of 1933, or a business combination transaction. The Agreement provides that Mr. Terra and the Estate shall pay Warburg an initial fee, a monthly retainer (for up to a maximum of six months), and a success fee payable upon the sale of all or any portion of the Shares and the aggregate amount of which depends on (i) the gross per share sale price of the Shares, subject to certain minimum fee payments or (ii) the aggregate amount of underwriting commissions paid in a public offering or distribution of the Shares. Except as described above, Mr. Terra does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any other existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any


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other material change in the Company's business or corporate structure, (g)
changes in the Company's Restated Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities organization, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or (j) any action similar to any of those enumerated above. Mr. Terra retains the right to evaluate his position in the future and change his intent with respect to any of the foregoing actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Paragraph (a) of Item 5 is amended and restated to read in its entirety as follows:

          (a) Mr. Terra beneficially owns 13,286,267 shares representing 29.2% of the total Common Stock issued and outstanding on April 30, 1997.


          DISCLAIMER OF BENEFICIAL OWNERSHIP


     James D. Terra disclaims beneficial ownership of any shares of the Common Stock held by the Terra Foundation For The Arts (formerly, the Terra Museum of American Art) (the "Foundation"), of which he is a director. As of July 28, 1997, the Foundation owned 1,333,487 shares of Common Stock, all of which were acquired through gifts to the Foundation by Daniel J. Terra. These shares are not among the shares of Common Stock reported herein.

          DISCLAIMER OF GROUP MEMBERSHIP

     James D. Terra disclaims that he, individually or as the Estate's executor, is acting, for purposes of Section 13(d)(3) of the Exchange Act, with Warburg as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of shares of Common Stock. Mr. Terra further disclaims that he, individually or as the Estate's executor, has agreed with Warburg, for purposes of Rule 13d-5(b)(1) under the Exchange Act, to act together for the purpose of acquiring, holding, voting or disposing of shares of Common Stock.


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Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

          Except as described in Item 4, Mr. Terra, individually or as the Estate's executor, does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 8, 1997                        /s/ James D. Terra
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                                                   Signature